April 21, 2015

Matthew Crispino, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Go Ez Corporation Registration Statement on Form S-1 Submitted February 12, 2015 File No. 333-202047

Dear Mr. Crispino:

On behalf of Go Ez Corporation, a Delaware corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated February 23, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed an amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below. To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

1. You incorporate information by reference into your registration statement but do not appear to satisfy the requirements set forth in General Instruction VII to the Form S-1. For example, General Instruction VII.D.1(b) prohibits a registrant that was a shell company in the past three years from incorporating information by reference and you appear to have been a shell company prior to your acquisition of Federal Technology Agency, Inc. Also, you have not yet filed an annual report for your most recently completed fiscal year, as required by General Instruction VII.C. Accordingly, please amend the registration statement to include all disclosure required by Form S-1.

COMPANY RESPONSE: We have filed our annual report Form 10-K on April 14, 2015. In accordance with General Instruction VII.D.1(b) with have deleted all references to information being incorporated by reference and have included all necessary information as an Exhibit to the Amended Form S-1

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2. Your registration statement fails to include audited financial statements and related disclosures for the fiscal year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

COMPANY RESPONSE: We have included audited financial statements and related disclosures for the fiscal year ended December 31, 2014 to the Amended Form S-1.

 In addition, we will request acceleration of the effective date of the Form S-1 registration statement, pending clearance of all comments. To this end, please be advised of our written acknowledgements as follows:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning the foregoing, please contact Lorin A. Rosen, Esq. of LAR Law Group PC, counsel to the Company, at (877)570-2620.

Sincerely

By:	/s/ Abraham Dominguez Cinta
Abraham Dominguez Cinta
Chief Executive Officer & President